UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            MARVEL ENTERPRISES, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   57383M108
                               -------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 30, 2003
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages

CUSIP No.:  57383M108                                         Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,096,911
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    2,096,911
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,096,911

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.23%

14       Type of Reporting Person (See Instructions)

                  PN

CUSIP No.:  57383M108                                         Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHRM PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  222,761
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    222,761
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            222,761

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            0.34%

14       Type of Reporting Person (See Instructions)

                  PN

CUSIP No.:  57383M108                                         Page 4 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  311,515
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    311,515
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            311,515

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            0.48%

14       Type of Reporting Person (See Instructions)

                  PN

CUSIP No.:  57383M108                                         Page 5 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,319,672
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    2,319,672
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,319,672

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.57%

14       Type of Reporting Person (See Instructions)

                  OO

CUSIP No.:  57383M108                                         Page 6 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  311,515
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    311,515
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            311,515

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            0.48%

14       Type of Reporting Person (See Instructions)

                  OO

CUSIP No.:  57383M108                                         Page 7 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  2,631,187
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    2,631,187
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,631,187

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            4.05%

14       Type of Reporting Person (See Instructions)

                  IA; OO

                                                              Page 8 of 11 Pages


     This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of Marvel Enterprises, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated November 27, 2002 and Amendment No. 1 thereto, dated March 21, 2003 (together, the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i)       MHR Institutional Partners LP ("Institutional Partners");

          (ii)      MHRM Partners LP ("MHRM");

          (iii)     MHR Capital Partners LP ("Capital Partners");

          (iv)      MHR Institutional Advisors LLC ("Institutional Advisors");

          (v)       MHR Advisors LLC ("Advisors"); and

          (vi)      Mark H. Rachesky, M.D. ("Dr. Rachesky")

          This Statement relates to the Shares held for the accounts of Institutional Partners, Capital Partners and MHRM.

Item 3.  Source and Amount of Funds or Other Consideration

     On March 19, 2003, the Issuer announced that it was forcing the conversion (the "Conversion") of its 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Preferred Shares"), into Shares at the stated conversion rate of 1.039 Shares for each Preferred Share. According to information provided by the Issuer, the Conversion became effective as of March 30, 2003. As a result, on such date, all of the Preferred Shares held for the accounts of the Reporting Persons were automatically converted into Shares. Pursuant to the Conversion: (A) 2,018,201 Preferred Shares held for the account of Institutional Advisors were converted into 2,096,911 Shares, (B) 214,399 Preferred Shares held for the account of MHRM were converted into 222,761 Shares, and (C) 299,822 Preferred Shares held for the account of Capital Partners were converted into 311,515 Shares.

Item 5.  Interest in Securities of the Issuer

     The information set forth in Item 3 herein is hereby incorporated by reference into this Item 5.

     According to information provided to the Reporting Persons from the Issuer, as of March 31, 2003, approximately 64,945,753 Shares were outstanding.

     (a) (i) Institutional Partners may be deemed the beneficial owner of 2,096,911 Shares (approximately 3.23% of the total number of Shares outstanding).

          (ii) MHRM   may be  deemed  the  beneficial  owner of  222,761  Shares
(approximately 0.34% of the total number of Shares outstanding).

         (iii) Capital Partners and Advisors may each be deemed the beneficial owner of 311,515 Shares (approximately 0.48% of the total number of Shares outstanding).

                                                              Page 9 of 11 Pages


          (iv) Institutional Advisors may be deemed the beneficial owner of 2,319,672 Shares (approximately 3.57% of the total number of Shares outstanding). This number consists of A) 2,096,911 Shares held for the account of Institutional Partners and B) 222,761 Shares held for the account of MHRM.

          (v) Dr. Rachesky may be deemed the beneficial owner of 2,631,187 Shares (approximately 4.05% of the total number of Shares outstanding). This number consists of A) 2,096,911 Shares held for the account of Institutional Partners, B) 222,761 Shares held for the account of MHRM, and C) 311,515 Shares held for the account of Capital Partners.

     (b)  (i)  Institutional  Partners  may be deemed to have the sole  power to
direct  the voting and disposition of the 2,096,911   Shares which may be deemed
to be beneficially owned by Institutional Partners as described above.

          (ii) MHRM may be deemed to have the sole power to direct the voting and disposition of the 222,761 Shares which may be deemed to be beneficially owned by MHRM as described above.

          (iii) Each of Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 311,515 Shares which may be deemed to be beneficially owned by Capital Partners as described above.

          (iv) Institutional Advisors may be deemed to have the sole power to direct the voting and disposition of the 2,319,672 Shares which may be deemed to be beneficially owned by Institutional Advisors and MHRM as described above.

          (v) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 2,631,187 Shares which may be deemed to be beneficially owned by Institutional Advisors, MHRM and Capital Partners as described above.

     (c) There have been no transactions effected with respect to the Shares since March 21, 2003 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

     (d) (i) The partners of Institutional Partners and MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Institutional Partners and MHRM in accordance with their partnership interests in Institutional Partners and MHRM.

          (ii) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

     (e) As of March 30, 2003, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares and/or Preferred Shares.

                                                             Page 10 of 11 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2003                 MHR INSTITUTIONAL PARTNERS LP

                                     By:      MHR Institutional Advisors LLC,
                                              its General Partner

                                     By:      Mark H. Rachesky, M.D.
                                              its Managing Member

                                     By:      /s/ Hal Goldstein
                                              ----------------------------------
                                              Hal Goldstein
                                              Attorney-in-Fact

                                     MHRM PARTNERS LP

                                     By:      MHR Institutional Advisors LLC,
                                              its General Partner

                                     By:      Mark H. Rachesky, M.D.
                                              its Managing Member

                                     By:      /s/ Hal Goldstein
                                              ----------------------------------
                                              Hal Goldstein
                                              Attorney-in-Fact

                                     MHR CAPITAL PARTNERS LP

                                     By:      MHR Advisors LLC,
                                              its General Partner

                                     By:      Mark H. Rachesky, M.D.
                                              its Managing Member

                                     By:      /s/ Hal Goldstein
                                              ----------------------------------
                                              Hal Goldstein
                                              Attorney-in-Fact

                                     MHR INSTITUTIONAL ADVISORS LLC

                                     By:      Mark H. Rachesky, M.D.
                                              its Managing Member

                                     By:      /s/ Hal Goldstein
                                              ----------------------------------
                                              Hal Goldstein
                                              Attorney-in-Fact

                                                             Page 11 of 11 Pages


                                     MHR ADVISORS LLC

                                     By:      Mark H. Rachesky, M.D.
                                              its Managing Member

                                     By:      /s/ Hal Goldstein
                                              ----------------------------------
                                              Hal Goldstein
                                              Attorney-in-Fact

                                     MARK H. RACHESKY, M.D.


                                     By:      /s/ Hal Goldstein
                                              ----------------------------------
                                              Hal Goldstein
                                              Attorney-in-Fact